Exhibit 21.1

Subsidiaries of Spectrum Global Solutions, Inc.

Legal Name	Location of Organization
AW Solutions Puerto Rico, LLC	Puerto Rico

Tropical Communications, Inc.	Florida

ADEX Corp.	New York

ADEX Puerto Rico LLC	Puerto Rico

ADEX Canada	Canada